Exhibit 99.1

Impactive Capital Comments on Clear Message Sent by WEX Inc.
Shareholders That Board Change Is Needed

Believes Significant Number of Votes Against Directors Jack VanWoerkom, Melissa Smith, and James Neary Demonstrate a Crisis of Confidence Among Company’s Shareholders

Announces Intention to Nominate At Least Four Director Nominees at 2026 Annual Meeting Unless WEX Reverses Pattern of Underperformance and Unconstructive Engagement

NEW YORK, May 22, 2025 – Impactive Capital, LP, (“Impactive” or “we”) together with its affiliates, one of the largest shareholders of WEX Inc. (NYSE: WEX) (the “Company” or “WEX”) with an ownership interest of approximately 7.0%, today commented on the results of the Company’s 2025 annual meeting of stockholders (the “annual meeting”).

Impactive previously disclosed its intention to vote against the election of three directors – Jack VanWoerkom, Melissa Smith, and James Neary – in its open letter to shareholders on May 2, 2025. Each of these three directors received high percentages of against votes at the annual meeting. Specifically:

•	Jack VanWoerkom, Lead Independent Director, who has served on the Board for two decades, received only 57.2% support[1], a decline of 38.4 percentage points compared to 95.6% support last year, placing him in the 0.3rd percentile[2] of all directors elected at S&P 400 companies in 2024;
•	Melissa Smith, CEO and Chairwoman, received only 64.3% support[1], a decline of 33.4 percentage points from 97.7% last year, placing her in the 0.6th percentile[2] of all directors elected at S&P 400 companies in 2024;
•	James Neary, Director, who has served for nearly a decade and was initially appointed to represent Warburg Pincus, which has not held a position in WEX for three years, received only 67.0% support, a decline of 32.8 percentage points from 99.8% last year, placing him in the 0.8th percentile[2] of directors elected at S&P 400 companies in 2024.

Lauren Taylor Wolfe, Co-Founder and Managing Partner of Impactive, stated:

“WEX’s shareholders sent a clear message that they no longer have confidence in the current Board. As one of WEX’s largest and most committed long-term investors, we want nothing more than to see the Company succeed. Unfortunately, the gap between WEX’s intrinsic value and its stock price has continued to widen and the Company has shown no indication that it possesses a viable strategy for reversing this trend. In spite of our attempts over the past four years to work constructively to address the Company’s valuation gap, the Board has repeatedly dismissed our efforts to strengthen shareholder alignment by adding an Impactive representative as a director.

In our letter issued earlier this month, we disclosed our intention to vote against three directors after private engagement about strategic, value enhancing ideas and shareholder alignment were dismissed. The fact that each of these individuals saw their support from shareholders decline by more than 30 percentage points – without Impactive even soliciting proxies or taking any public action beyond our letter – is a direct indicator that investors share our disillusionment with the status quo. It is a particularly notable rebuke that Ms. Smith received only 64% support, given her position as the Company’s CEO and Chairwoman charged with not only overseeing WEX’s strategy, but also its engagement with shareholders.

1 Support calculated as “For” votes divided by sum of For, Against, Abstain, and Broker Non-votes.

2 Percentile calculated based on the number of election results below the director divided by 2,943 director election results at S&P 400 companies in 2024.

Impactive’s preference is to engage privately and constructively. We have a successful track record of working collaboratively with boards, management teams and reasonable advisors to agree on beneficial solutions that are in the best interests of all stakeholders. However, it has become clear that WEX is not interested in good faith engagement. That is why we intend to nominate at least four directors for election at next year’s annual meeting, barring a significant reversal of the Company’s underperformance or approach to engagement in the coming months.”

About Impactive

Impactive Capital, LP is an active investment management firm based in New York. Impactive invests in high quality, attractively valued businesses and engages collaboratively with management teams and Boards to unlock shareholder value using capital allocation, operational and returns-linked ESG tools. Investing over a longer term, multi-year time horizon allows Impactive to think and invest like owners to drive long term sustainable returns for all shareholders.

Contact:

info@impactivecapital.com

Longacre Square Partners

Dan Zacchei / Miller Winston

impactive@longacresquare.com